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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
                                   (Bidders)
                             ---------------------
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   50730L105
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                 KENNETH WINGER
                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                 COLUMBIA, SOUTH CAROLINA 29201, (803) 933-4200
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                             ---------------------

                WITH A COPY TO:                                        WITH A COPY TO:
               HERBERT S. WANDER                                        ALAN H. PALEY
             KATTEN MUCHIN & ZAVIS                                       PAUL S. BIRD
       525 WEST MONROE STREET, SUITE 1600                            DEBEVOISE & PLIMPTON
          CHICAGO, ILLINOIS 60661-3693                                 875 THIRD AVENUE
                 (312) 902-5200                                    NEW YORK, NEW YORK 10022
                                                                        (212) 909-6000

                             ---------------------
                           CALCULATION OF FILING FEE


=======================================================================================================
          TRANSACTION VALUATION(1)(2)                              AMOUNT OF FILING FEE(3)
-------------------------------------------------------------------------------------------------------
                 $1,703,916,532                                            $340,784
=======================================================================================================

(1) For purposes of calculating the filing fee only. This calculation assumes that 64,072,067 common shares, par value $0.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") will be exchanged for shares of common stock, par value $1.00 per share, of Laidlaw Environmental Services, Inc. ("Laidlaw Environmental") and cash. According to Safety-Kleen's Form 10-Q for the period ended September 6, 1997, as of September 6, 1997, there were issued and outstanding 58,400,729 Shares of which 601,100 Shares were owned by a wholly-owned subsidiary of Laidlaw Environmental as of the date of the filing of this Schedule. Based on the foregoing and assuming that (i) no Shares have been issued since September 6, 1997 and (ii) no options or Shares have been issued other than the 5,059,801 options to purchase Shares reported in Safety-Kleen's Form 10-K for the period ended December 28, 1996, the maximum number of Shares to be received in exchange would be 64,072,067. The actual number of Shares will depend on the facts that exist on the date of the exchange.
(2) Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of $26.59375 per Share, the average of the high and low sales prices of Shares as reported on the New York Stock Exchange, Inc. Composite Tape on January 12, 1998.
(3) In accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, the filing fee equals 1/50 of one percent of the Transaction Valuation.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                             ---------------------

            Amount Previously Paid:                                     Filing Party:
                    $263,105                                 LAIDLAW ENVIRONMENTAL SERVICES, INC.

           Form or Registration No.:                                Date Originally Filed:
             FORM S-4 REGISTRATION,                                   NOVEMBER 13, 1997
                 NO. 333-40185

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

                                     14D-1

CUSIP NO. 50730L105

 1. Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

        LAIDLAW ENVIRONMENTAL SERVICES, INC.
        51-0228924

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Sources of Funds

        BK

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE CORPORATION

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        601,100 Shares of Common Stock Owned by Laidlaw Environmental Services, Inc.

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        1.0%

10. Type of Reporting Person

        CO

                                     14D-1

CUSIP NO. NOT APPLICABLE

 1. Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

        LES ACQUISITION, INC.
        58-2355878

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Sources of Funds

        BK

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE CORPORATION

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        0 Shares of Common Stock Owned by LES Acquisition, Inc.

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        0.0%

10. Type of Reporting Person

        CO

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental") and LES Acquisition Inc., a Delaware Corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition" and together with Laidlaw Environmental, the "Bidders") to exchange all of the outstanding common shares, par value $0.10 per share (collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), for shares of common stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock") and cash, upon the terms and subject to the conditions set forth in the Prospectus, dated January 15, 1998, relating to Laidlaw Environmental's Offer To Exchange Each Outstanding Common Share (Including the Associated Share Purchase Rights) of Safety-Kleen Corp. (the "Prospectus"), and the related Letter of Transmittal.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Safety-Kleen Corp. According to Safety-Kleen's Form 10-Q for the period ended September 6, 1997 ("Safety-Kleen Form 10-Q"), the principal executive office of Safety-Kleen is located at One Brinckman Way, Elgin, Illinois 60123-7857 and its telephone number is (847) 697-8460.

     (b) The class of securities to which this Schedule 14D-1 relates is the common shares, par value $0.10 per share, of Safety-Kleen. According to the Safety-Kleen Form 10-Q, as of September 6, 1997, there were issued and outstanding 58,400,729 Shares. As of the date of the filing of this Schedule 14D-1, 601,100 Shares are owned by Laidlaw Environmental. According to the Safety-Kleen Form 10-K for the period ended December 28, 1996, there were outstanding as of December 28, 1996, 5,059,801 options to purchase Shares. Based on the foregoing and assuming that (i) no Shares have been issued since September 6, 1997 and (ii) no options have been issued since December 28, 1996, the maximum number of Shares being sought is 64,072,067. The information set forth on the cover page of the Prospectus and under the caption "The Laidlaw Environmental Offer -- General," "-- The Cash Consideration" and "-- The Exchange Ratio" in the Prospectus, a copy of which is attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

     (c) The information set forth in the Prospectus under the caption "Market Prices" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This statement is being filed by Laidlaw Environmental and LES Acquisition. Laidlaw Environmental and LES Acquisition are Delaware corporations. Information regarding each of the Bidder's principal businesses and the address of its principal business office is set forth on the cover page and under the captions "Prospectus Summary -- Laidlaw Environmental Business" and "Information Regarding Laidlaw Environmental" in the Prospectus and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and the citizenship of each director and executive officer of each of the Bidder, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Prospectus and are incorporated herein by reference.

     (e) - (f) Neither of the Bidders, nor, to the best of the Bidders' knowledge, any of the persons listed in Schedule A of the Prospectus has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) The information set forth under the captions "Prospectus
Summary -- Background of the Laidlaw Environmental Offer," "-- Litigation," "Background of the Laidlaw Environmental Offer," and "The Laidlaw Environmental Offer -- Relationships with Safety-Kleen" of the Prospectus is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) The information set forth on the front cover of the Prospectus and under the captions "Prospectus Summary -- The Laidlaw Environmental Offer," "The Laidlaw Environmental Offer -- General," and "-- Source and Amounts of Funds" of the Prospectus is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a) - (g) The information set forth under the captions "Prospectus
Summary -- Reasons for the Laidlaw Environmental Offer," "-- Background of the Laidlaw Environmental Offer," "-- The Laidlaw Environmental Offer," "-- The Merger," "-- Effect of Laidlaw Environmental Offer on Market for Shares; Registration Under the Exchange Act," "-- Comparison of the Rights of Holders of Shares and Laidlaw Environmental Common Stock," "Reasons for the Laidlaw Environmental Offer," "Background of the Laidlaw Environmental Offer," "The Laidlaw Environmental Offer -- General," "The Laidlaw Environmental
Offer -- Effect of Laidlaw Environmental Offer on Market For Shares; Registration Under the Exchange Act," "-- Purpose of the Laidlaw Environmental Offer; the Merger," "Comparison of Laidlaw Environmental Offer and Buyout Proposal," "The Merger -- General", and "Comparisons of the Rights of Holders of Shares and Laidlaw Environmental Common Stock" of the Prospectus is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth under the captions "The Laidlaw Environmental Offer -- General," "-- Conditions of the Laidlaw Environmental Offer," and
"-- Relationships with Safety-Kleen" of the Prospectus is incorporated herein by reference.

     (b) The information set forth under the caption "The Laidlaw Environmental Offer -- Relationships with Safety-Kleen" of the Prospectus is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Not applicable.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under the caption "The Laidlaw Environmental Offer -- Fees and Expenses" of the Prospectus is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under the captions "Prospectus
Summary -- Selected Historical Financial Data of Laidlaw Environmental," "Unaudited Pro Forma Combined Financial Information," and "Notes to Unaudited Pro Forma Combined Financial Information" in the Prospectus is incorporated herein by reference. The financial statements contained in Laidlaw Environmental's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997 are incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a Shareholder of Safety-Kleen whether to exchange, tender or hold the Shares being sought by Laidlaw Environmental.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) - (c) The information set forth under the captions "Prospectus Summary -- The Laidlaw Environmental Offer -- Conditions to the Laidlaw Environmental Offer," " -- Regulatory Approvals," "-- European Regulatory Approvals,"
"-- Canadian Competition Act" and "The Laidlaw Environmental Offer -- Conditions of the Laidlaw Environmental Offer," "-- Wisconsin Statutory Conditions,"
"-- Regulatory Approval Condition," "-- Antitrust," "-- Canadian Competition Act," "-- Europe," and "-- General" of the Prospectus is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth under the captions "Prospectus
Summary -- Litigation," and "Background of the Laidlaw Environmental
Offer -- Litigation" of the Prospectus is incorporated herein by reference.

     (f) The information set forth in the Prospectus and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated in its entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Prospectus of Laidlaw Environmental, filed on January 16, 1998 pursuant to Rule 424(b)(3) and incorporated herein by reference.

     (a)(2) Letter of Transmittal with respect to the Shares.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of press release, dated January 16, 1998.

     (a)(8) Proxy Statement of Laidlaw Environmental to Safety-Kleen Shareholders on Schedule 14A, dated December 16, 1997 and incorporated herein by reference.

     (a)(9) Preliminary Proxy Statement of Laidlaw Environmental to Safety-Kleen Shareholders on Schedule 14A, dated January 6, 1998 and incorporated herein by reference.

     (b) Commitment letter of October 31, 1997 between Toronto-Dominion Bank, TD Securities Inc. and Laidlaw Environmental, filed as Exhibit (4)(p) to Laidlaw Environmental's Registration Statement on Form S-4 filed with the SEC on November 13, 1997 and incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) See Exhibit (a)(1).

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 1998

                                      LAIDLAW ENVIRONMENTAL SERVICES, INC.

                                      By: /s/ Kenneth W. Winger
                                      ------------------------------------------
                                         Name: Kenneth W. Winger
                                         Title: President and Chief Executive
                                          Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(2)   --   Letter of Transmittal with respect to the Shares.
(a)(3)   --   Notice of Guaranteed Delivery.
(a)(4)   --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(5)   --   Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Text of press release, dated January 16, 1998.